Avenue Therapeutics, Inc.

June 21, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Jeffrey Gabor

Via:	EDGAR Submission

Re:	Avenue Therapeutics, Inc.
Acceleration Request re. Registration Statement, as amended, on Form S-1
(File No. 333-217552)

Ladies and Gentlemen:

Avenue Therapeutics, Inc. hereby requests that the request for acceleration of the effective date of the above-referenced Registration Statement so that it would be declared effective at 5:00 p.m., Eastern Time, on Thursday, June 15, 2017, be withdrawn.

Please contact Matthew W. Mamak of Alston & Bird LLP with any questions or comments at 212-210-1256.

AVENUE THERAPEUTICS, INC.

By:	/s/ Lucy Lu
Lucy Lu
Chief Executive Officer

cc:	Matthew W. Mamak, Esq.